Anthony R. Robertson Direct: 513.629.2807 arobertson@graydon.law	September 11, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Beverages, Apparel and Mining

100 F Street, N.E.

Washington, DC 20549

RE:	Esoteric Brewing Company, LLC

Amendment No. 7 to the Offering Statement on Form 1-A

Filed September 10, 2018

File No. 024-10840

Ladies and Gentlemen:

We are submitting this letter on behalf of our client, Esoteric Brewing Company, LLC (the “Company”), to the Securities and Exchange Commission (the “Commission”) as correspondence. This letter sets forth additional changes made to the Company’s Regulation A Offering Statement Form 1-A, as amended on September 10, 2018.

Per a discussion had on September 7, 2018 with Jonathan Burr, the Company has included an additional risk disclosure on page 7 describing the availability of perks available for certain Series C investors. Additionally, the filing contains an additional Exhibit 13.1 that contains materials posted to the Company’s Facebook page.

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Notwithstanding the comments, Esoteric Brewing Company, LLC acknowledges that:

1.	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	The Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

U.S. Securities and Exchange Commission

September 11, 2018

If you have any questions or comments regarding the foregoing, please contact the undersigned at (513) 629-2807. Thank you in advance for your consideration.

Very truly yours,

/s/ Anthony R. Robertson

Anthony R. Robertson
On behalf of Esoteric Brewing
Company, LLC

c:

Ms. Linda Cvrkel

Office of Beverages, Apparel, and Mining

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Mr. Craig Arakawa

Office of Beverages, Apparel, and Mining

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Mr. Jonathan Burr

Office of Beverages, Apparel, and Mining

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Mr. James Lopez Office of Beverages, Apparel, and Mining U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549